Filed pursuant to Rule 424(b)(3)
Registration Statement Number 333-221899
Prospectus Supplement Dated March 5, 2019
To the Prospectus Dated October 03, 2018, as supplemented on November 15, 2018

China SXT Pharmaceuticals, Inc.

2,500,000 Ordinary Shares

(minimum offering amount)

3,750,000 Ordinary Shares

(maximum offering amount)

This prospectus supplement amends the prospectus dated October 3, 2018, as supplemented on November 15, 2018 (the “Prospectus”). This prospectus supplement should be read together with the Prospectus. Except as set forth below, the Prospectus remain unchanged.

This prospectus supplement is being filed solely to amend and restate the information included under the heading “Lock-up” in ‘The Offering “ section on pages 11 and “Lock-Up Agreement” under the “Plan of Distribution and Underwriting” section on page 95 to correct some inadvertent errors. It is incorrectly disclosed that the Company agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending 12 months after the closing of the offering. The correct disclosure should be that the Company agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of 180 days after the date of the Underwriting Agreement. Therefore, the “Lock-up” in ‘The Offering “ section on pages 11 and “Lock-Up Agreement” under the “Plan of Distribution and Underwriting” section on page 95 included in the Prospectus are hereby deleted in its entirety and replaced with the following:

Lock-Up	We have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period for a period of 180 days after the date of the Underwriting Agreement. Our directors and executive officers, shareholders beneficially holding 5% or more, and Ziqun Zhou and Di Zhou who are relatives to our CEO Feng Zhou have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period ending 12 months after the closing of the offering, and all other existing shareholders for a period ending 6 months after the closing of the offering. See “Underwriting” for more information.

Lock-Up Agreements

We, on behalf of ourselves and any successor entity, have agreed that we will not, for a period of one hundred and eighty days (180) days from the date of the Underwriting Agreement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise. The restrictions shall not apply to the securities to be sold hereunder.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Investing in our ordinary shares involves risks. Please carefully read “Risk Factors” beginning on page 13 of the Prospectus, and all of the documents incorporated by reference in the Prospectus for a discussion of certain factors that you should consider before making your investment decision.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus supplement is March 5, 2019.